                                  SCHEDULE 14A
                                 (RULE 14a-101)

                     INFORMATION REQUIRED IN PROXY STATEMENT

                            SCHEDULE 14A INFORMATION

           PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES

                     EXCHANGE ACT OF 1934 (AMENDMENT NO. 3)

Filed by the Registrant / /

Filed by a Party other than the Registrant: /X/

Check the appropriate box:

            /X/         Preliminary Proxy Statement
            / /         Confidential,   for  Use  of  the  Commission  Only  (as
                        permitted by Rule 14a-6(e)(2))
            / /         Definitive Proxy Statement
            / /         Definitive Additional Materials
            / /         Soliciting Material Under Rule 14a-12

                                  GEHL COMPANY
--------------------------------------------------------------------------------
                (Name of Registrant as Specified in Its Charter)

                      THE GEHL SHAREHOLDER VALUE COMMITTEE
                            NEWCASTLE PARTNERS, L.P.
                          NEWCASTLE FOCUS FUND II, L.P.
                                 MARK E. SCHWARZ
                            CIC EQUITY PARTNERS, LTD.
                                  PAUL DEROBBIO
                                 DAVID LANGEVIN
                                 NEIL D. ARNOLD
                              JOHN A. BRICKER, JR.
                                HAROLD C. SIMMONS
--------------------------------------------------------------------------------
    (Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

            Payment of Filing Fee (Check the appropriate box):

            /X/         No fee required.

            / /         Fee  computed  on table  below  per  Exchange  Act Rules
                        14a-6(i)(1) and 0-11.

            (1)         Title of each class of securities  to which  transaction
                        applies:

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            (2)         Aggregate  number  of  securities  to which  transaction
                        applies:

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            (3)         Per unit price or other  underlying value of transaction
                        computed  pursuant to Exchange  Act Rule 0-11 (set forth
                        the  amount on which the filing  fee is  calculated  and
                        state how it was determined):
--------------------------------------------------------------------------------
            (4)         Proposed maximum aggregate value of transaction:

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            (5)         Total fee paid:

--------------------------------------------------------------------------------
            / /         Fee paid previously with preliminary materials:

--------------------------------------------------------------------------------
            / /         Check box if any part of the fee is  offset as  provided
by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously.  Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

            (1)         Amount previously paid:

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            (2)         Form, Schedule or Registration Statement No.:

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            (3)         Filing Party:

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            (4)         Date Filed:

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                                      -2-

                     PRELIMINARY COPY SUBJECT TO COMPLETION

                             DATED NOVEMBER 27, 2001

                       2001 ANNUAL MEETING OF SHAREHOLDERS
                                       OF
                                  GEHL COMPANY
                            -------------------------

                                 PROXY STATEMENT
                                       OF
                      THE GEHL SHAREHOLDER VALUE COMMITTEE
                            -------------------------

                    PLEASE MAIL THE ENCLOSED GOLD PROXY CARD

            We are sending this proxy  statement to you as one of the holders of common  stock,  par value  $.10 per share (the  "Shares"),  of Gehl  Company,  a
Wisconsin  corporation  ("Gehl"),  in connection  with our  solicitation of your proxy for use at the 2001 Annual Meeting of  Shareholders  of Gehl scheduled for
___________________________,  2001, at ______________ and at any adjournments or postponements  thereof  and any  special  meeting  which  may be  called in lieu thereof (the "Annual Meeting"). We are The Gehl Shareholder Value Committee (the
"Committee").  We,  along  with all of the  participants  in this  solicitation, together own an aggregate of 378,400 Shares, which represents approximately 7.1%
of the outstanding Shares of Gehl.

            We are writing to you in  connection  with the election of directors to Gehl's Board of Directors at the Annual  Meeting.  Newcastle  Partners,  L.P.
("Newcastle  Partners")  has nominated a slate of directors in opposition to the class of three  incumbent  directors  whose terms are expiring at Gehl's  Annual
Meeting.  We believe that recent  actions of the Board of Directors of Gehl (the
"Gehl Board") are not in the best  interests of Gehl's  shareholders  and that a greater  dedication by the Gehl Board to maximizing  shareholder value will only be achieved through the election of our slate.

            This proxy  statement (the "Proxy  Statement") and the enclosed GOLD proxy card are being furnished to shareholders of Gehl by us, in connection with the  solicitation  of proxies from Gehl's  shareholders to be used at the Annual
Meeting,  to elect our  Nominees,  Mark E. Schwarz,  David  Langevin and Neil D.
Arnold (the  "Nominees")  to the Gehl Board.  As Nominees for director,  Messrs.
Schwarz,  Langevin  and  Arnold  are  deemed to be  participants  in this  proxy solicitation.  As members of the soliciting group, Newcastle Partners, Newcastle
Focus Fund II, L.P., CIC Equity  Partners,  Ltd.  ("CIC"),  Paul DeRobbio,  John
(Pete) A. Bricker,  Jr. and Harold C. Simmons are also deemed to be participants in the proxy  solicitation.  The principal executive offices of Gehl are located at 143 Water Street,  West Bend,  Wisconsin 53095.  This Proxy Statement and the
GOLD proxy card are first being  furnished  to Gehl's  shareholders  on or about
November __, 2001.

            Gehl has set the record date for determining  shareholders  entitled to notice of and to vote at the Annual  Meeting  as of  November  12,  2001 (the
"Record  Date").  Shareholders  of record at the close of business on the Record
Date will be entitled  to one vote at the Annual  Meeting for each Share held on the Record Date.  According to Gehl, as of the Record Date, there were _________
Shares outstanding and entitled to vote at the Annual Meeting. We intend to vote all of our Shares for the election of the Nominees.

THIS  SOLICITATION IS BEING MADE BY THE COMMITTEE AND NOT ON BEHALF OF THE BOARD
OF  DIRECTORS OR  MANAGEMENT  OF GEHL.  THE  COMMITTEE IS NOT AWARE OF ANY OTHER
MATTERS TO BE BROUGHT  BEFORE THE 2001 ANNUAL  MEETING.  HOWEVER,  SHOULD  OTHER
MATTERS,  WHICH THE  COMMITTEE  IS NOT AWARE OF A  REASONABLE  TIME  BEFORE THIS
SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES
IN THE ENCLOSED GOLD PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

WE URGE  YOU TO SIGN,  DATE  AND  RETURN  THE  GOLD  PROXY  CARD IN FAVOR OF THE
ELECTION OF OUR NOMINEES DESCRIBED IN THIS PROXY STATEMENT.

IF YOU HAVE  ALREADY  SENT A ____ PROXY CARD TO THE GEHL  BOARD,  YOU MAY REVOKE
THAT PROXY AND VOTE AGAINST THE ELECTION OF GEHL'S  NOMINEES BY SIGNING,  DATING
AND RETURNING  THE ENCLOSED GOLD PROXY CARD.  THE LATEST DATED PROXY IS THE ONLY
ONE THAT  COUNTS.  ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE 2001 ANNUAL
MEETING BY DELIVERING A WRITTEN  NOTICE OF REVOCATION OR A LATER DATED PROXY FOR
THE 2001 ANNUAL MEETING TO THE COMMITTEE,  C/O MACKENZIE  PARTNERS,  INC. WHO IS
ASSISTING IN THIS  SOLICITATION,  OR TO THE  SECRETARY OF GEHL,  OR BY VOTING IN
PERSON AT THE 2001 ANNUAL MEETING.

                                      -2-

                                    IMPORTANT

            Your vote is  important,  no matter  how many or how few  Shares you own. We urge you to sign, date, and return the enclosed GOLD proxy card today to vote FOR the election of the Nominees.

            The  Nominees  are  committed,  subject to their  fiduciary  duty to
Gehl's  shareholders,  to giving  all Gehl's  shareholders  the  opportunity  to receive the maximum value for their Shares.  A vote FOR the Nominees will enable you - as the  owners of Gehl - to send a message  to the Gehl Board that you are committed to maximizing the value of your Shares.

o           If your Shares are registered in your own name, please sign and date the  enclosed  GOLD proxy card and return it to the  Committee,  c/o
            MacKenzie Partners, Inc., in the enclosed envelope today.

o           If any of your  Shares  are  held in the name of a  brokerage  firm, bank, bank nominee or other  institution on the record date, only it can  vote  such  Shares  and  only  upon  receipt  of your  specific instructions. Accordingly, please contact the person responsible for your account and instruct  that person to execute on your behalf the
            GOLD proxy card. We urge you to confirm your instructions in writing to the person  responsible for your account and to provide a copy of such instructions to the Committee,  c/o MacKenzie  Partners,  Inc.,
            who is assisting in this solicitation,  at the address and telephone numbers  set  forth  below,  and on the  back  cover  of this  proxy statement,  so  that we may be  aware  of all  instructions  and can attempt to ensure that such instructions are followed.

                 If you have any questions regarding your proxy,
             or need assistance in voting your Shares, please call:

                         [MACKENZIE PARTNERS, INC. LOGO]
                                156 Fifth Avenue
                            New York, New York 10010
                       E-mail: proxy@mackenziepartners.com
                          (212) 929-5500 (Call Collect)

                                       or

                          CALL TOLL FREE (800) 322-2885

                                      -3-

PROPOSAL I - ELECTION OF DIRECTORS

REASONS FOR THE SOLICITATION

            We are asking you to elect our Nominees in order to:

            o       remove  three  incumbent   directors  whose  interests,   we
                    believe,  are not  aligned  with the  interests  of the Gehl shareholders;

            o       bring about the prompt  sale of Gehl to the  highest  bidder and on the most favorable terms available to Gehl; and

            o       elect  representatives who are committed to maximizing value for all Gehl shareholders.

WE BELIEVE THAT THE GEHL BOARD IS NOT TAKING THE  NECESSARY  ACTIONS TO MAXIMIZE
SHAREHOLDER VALUE.

            In a letter to the Gehl  Board  dated  December  22,  2000,  CIC and
Newcastle Partners, participants in this proxy solicitation, offered to acquire, through an appropriate  acquisition entity to be formed, the outstanding capital stock of Gehl for  $18.00  per  Share in cash,  subject  to  certain  conditions including completion of due diligence and obtaining all necessary financing (the
"Offer").  The Offer  represented a premium of  approximately  67% over the then current  market price of $10.75 per Share.  CIC and Newcastle  Partners made the offer  because they believe that there is  significant  inherent  value in Gehl.
However,  the Offer was rejected by the Gehl Board by press  release on the same day,  just  hours  after its  receipt  of the  Offer.  Although  certain  of the participants in this proxy  solicitation had previously made an offer to acquire
Gehl as early as June 2000, we believe that the Board's summary rejection of the
Offer only a few hours after it was delivered  demonstrates  the Board's lack of dedication to pursuing the best  interests of the  shareholders  and  maximizing shareholder  value.  During  the first few  months  of 2001,  CIC and  Newcastle
Partners  remained  interested  in  acquiring  Gehl  pursuant to the Offer,  and prepared to commence a solicitation  of proxies at Gehl's 2001 Annual Meeting of
Shareholders.  On May 9, 2001,  however,  Gehl announced that it would explore a full range of strategic  alternatives  to maximize  value for its  shareholders, including  the  potential  sale of Gehl,  and that it  expected to hold its 2001
Annual  Meeting of  Shareholders  in August  2001.  CIC and  Newcastle  Partners
actively  participated in the sale process  commenced by Gehl. As a condition to participate in this process,  CIC and Newcastle  Partners had to agree to comply with  the  procedures  established  by Gehl  and  their  advisors.  After  being initially hopeful that management was responding to its  shareholders'  concerns and working to maximize shareholder value through the purported sale process, we were extremely disappointed by Gehl's announcement on September 27, 2001 that it had decided to terminate  its  strategic  review  process,  not accept the Offer submitted  by CIC and  Newcastle  Partners  or any other  party  pursuant to the process,  not  proceed  with a sale  of the  company  and to  revert  to  Gehl's strategic plan for cost savings and consolidation of operations. The 2001 Annual
Meeting of Shareholders was also not scheduled by Gehl until _______, 2001, when
Gehl announced that it would be held on __________, 200_.

            We continue to believe that a sale of Gehl,  whether  pursuant to an offer by CIC and Newcastle Partners, or an alternative  transaction,  represents the best  alternative  to maximize  shareholder  value at the present  time.  On
December 21, 2000, the day prior to the public release of the Offer, the closing price of Gehl Common Stock was $10.75 per Share.  After the Offer was  disclosed on December  22, 2000,  the market price  reached a high of $17.31 per share and closed at $14.50 per share,  representing a 35% increase from the previous day's closing  price.  From  January 3, 2000 through  December  21, 2000,  the closing market  prices of Gehl  Common  Stock  ranged from a low of $8.94 on October 10,
2000 to a high of $19.69 on January 21, 2000.  See  BACKGROUND AND RECENT EVENTS
on page 6.

                                      -4-

WE BELIEVE THAT THE GEHL BOARD MUST  PROMPTLY  PURSUE A SALE OF GEHL IN ORDER TO
REALIZE ITS INHERENT VALUE.

            As   previously   disclosed,   although  the  Board   announced  the
commencement  of a strategic  review  process,  it was  terminated  by the Board without  acceptance by Gehl's Board of any other offers. In fact, Gehl announced it would not pursue a sale at the present time. We believe that Gehl can be sold at the current time at a significant premium to its market price.

            Based upon the information  currently  available,  CIC and Newcastle
Partners remain  prepared to pursue an offer to acquire the outstanding  capital stock of Gehl for  $18.00  per share in cash.  CIC and  Newcastle  Partners  are ready,  willing and able to proceed  forward to conclude an  acquisition  if the
Board of Gehl would  support it.  Although  we believe  that such an offer would provide an  immediate  opportunity  for the Gehl  shareholders  to  receive  the maximum  value for their  Shares,  we  support  the  prompt  sale of Gehl to the highest  bidder,  in cash or some  other  form  of  compensation,  or any  other transactions or series of transactions  that will serve to accomplish this goal.
We believe that the  termination  of the sale process on September  27, 2001 was not in the best interests of Gehl's shareholders. If elected, the Nominees would work to solicit bids from other potential  acquirors,  including  competitors of
Gehl, and that bids would be carefully  evaluated  based on, among other things, the value of the consideration offered, the ability of the bidder to finance the bid, the quality of any non-cash  consideration offered (including the financial condition of any bidder  offering  non-cash  consideration),  and the timing and likelihood of consummation of the proposed  transaction in light of any required financing  or  regulatory  approvals.  We believe  that the  evaluation  process described,  as well as any other reasonable evaluation process, can be conducted quickly.

            If all are elected,  the Nominees will  constitute a minority of the current  nine-member  Board.  However,  subject to their fiduciary  duties,  the
Nominees  will  seek to  persuade  the  Board  that  the  best  way to  maximize shareholder  value is to pursue a sale of Gehl to the highest  bidder and on the most  favorable  terms  available to Gehl.  Accordingly,  we wish to provide the shareholders,  the true owners of Gehl,  with the opportunity to elect directors that are unaffiliated with the existing Board. The Committee has no arrangements or  understandings  regarding the  disposition of Gehl in the event the Offer is successful.  Your vote to elect the Nominees does not constitute a vote in favor of our plans to pursue a sale of Gehl to the highest  bidder or any of our plans to enhance  shareholder  value  through a negotiated  transaction.  Your vote to elect the  Nominees  will have the legal  effect of  replacing  three  incumbent directors  with our  Nominees.  If the  Nominees  are elected to the Board and a transaction  involving  the sale of Gehl is proposed by the Board,  shareholders will have an opportunity to vote on such  transaction to the extent  required by law.

WE ARE ASKING YOU TO ELECT OUR SLATE OF NOMINEES  WHO ARE  COMMITTED TO CREATING
VALUE FOR SHAREHOLDERS.

            As the  beneficial  owner of 378,400  Shares,  we have a significant investment at stake.  Of these  378,400  Shares  owned,  Newcastle  Partners and
Newcastle Focus Fund II, L.P., of which Mark E. Schwarz is the general  partner, and CIC own outright  280,600 and 97,800  Shares,  respectively.  Although David
Langevin and Neil Arnold do not own any Shares of Gehl,  in agreeing to serve as
Nominees they are committed to the objectives of the Committee described herein.
Our  interests  are clearly  aligned with yours.  We are committed to maximizing shareholder  value.  In contrast,  only one member of Gehl's Board or management individually  owns  greater  than 1% of the Shares  outright  and members of the
Board and management collectively own only 2.3% of the Shares outright, based on information  disclosed in the proxy  statement for Gehl's 2000 Annual Meeting of
Shareholders  (the "Management  Proxy  Statement").  We believe that the lack of tsignificant  actual  ownership  of the Shares by the Board and  management  may contribute to the Board's and management's  lack of commitment to maximizing the value of the Shares through  pursuing a sale of Gehl.  Additionally,  we believe that the lack of  significant  actual  ownership  of the Shares by the Board and management  may result in actions  taken by Gehl that are not always in the best interests of the greater majority of unaffiliated shareholders.  Is William Gehl trying to enhance shareholder value or preserve his annual compensation package, which exceeded  $580,000 in salary and bonus for 1999? The table set forth below which has been derived from the Management Proxy Statement contains  information regarding the actual ownership of the Shares by the Board and

                                      -5-

management.  Reference  is made to  Schedule  II of the  Proxy  Statement  which contains information  regarding beneficial ownership of the Board and management which has also been derived from the Management Proxy Statement.

                                                                                   Shares of
                                                                                  Common Stock
                                                  Shares Owned    Percent of      Beneficially    Percent of
Name of Beneficial Owner                           Outright        Class(1)          Owned(2)      Class(1)
------------------------                           --------        --------          --------      --------

William D. Gehl                                      99,230           1.8%          191,563         3.4%
Nicholas C. Babson                                    1,167             *             1,833           *
Thomas J. Boldt                                       1,782             *             6,447           *
Fred M. Bulter                                        3,182             *             5,947           *
John T. Byrnes                                        5,014             *             5,014           *
Richard J. Fotsch                                         0             *                 0           *
William P. Killian                                    1,782             *             6,447           *
Arthur W. Nesbitt                                     3,307             *             7,972           *
John W. Splude                                        1,082             *             5,747           *
Hermann Viets                                         2,167             *             2,833           *
Malcolm F. Moore                                          0             *                 0           *
Kenneth P. Hahn                                       1,668             *            30,001           *
Michael J. Mulcahy                                    4,307             *            27,806           *
Richard J. Semler                                     3,168             *            22,667           *
Directors and Executive Officers as a group         127,856           2.3%          314,277         5.4%

--------------------------------------
*  Less than 1%.

(1)  Assuming 5,580,434  outstanding Shares, as reported in the Management Proxy
     Statement.

(2)  Includes Shares subject to exercisable options as of February 29, 2000, and options  exercisable  within 60 days of such date,  as follows:  Mr.  Gehl,
     92,333 Shares; Mr. Babson, 666 Shares; Mr. Boldt, 4,665 Shares; Mr. Butler,
     2,765 Shares;  Mr. Killian,  4,665 Shares;  Mr. Nesbitt,  4,655 Shares; Mr.
     Splude,  4,665 Shares;  Dr. Viets, 666 Shares; Mr. Hahn, 28,333 Shares; Mr.
     Mulcahy,  23,499  Shares;  Mr. Semler,  19,499  Shares;  and all directors, nominees and executive officers as a group, 186,421 Shares.

            We  seek  the   opportunity   for  our   Nominees   to   participate
constructively  as directors,  and particularly with respect to any sale process involving  Gehl.  We want to safeguard  the  interests of the  shareholders  and facilitate  an efficient and timely sale of the company at the best price and on the most  favorable  terms to Gehl.  Had the Gehl  Board  accepted  our Offer or concluded the strategic  review process with a sale of Gehl pursuant to an offer
superior  to  our  Offer,   we  would  not  have  been  compelled  to  seek  the
representation of our Nominees on the Gehl Board.

            For reasons  stated  herein,  we are committed to the prompt sale of
Gehl and to giving all of Gehl's  shareholders an opportunity to receive maximum value for their  Shares.  If  elected,  the  Nominees  are  expected to take all actions,  subject to their fiduciary duties to Gehl's shareholders,  to maximize shareholder value through the sale of Gehl to the highest bidder and on the most favorable terms available. Neither we (nor to our knowledge, any other person on our  behalf)  has made or  undertaken  any  analysis  or  reports  as to whether shareholder value will be maximized as a result of this solicitation or obtained reports from  consultants  or other outside  parties as to whether the proposals presented  herein  would have an effect on  shareholder  value.  There can be no assurance  that  shareholder  value  will  be  maximized  as a  result  of  this solicitation or the election of the Nominees.

BACKGROUND AND RECENT EVENTS

                                      -6-

            Prior to the formation of the Group (as defined  below),  Donaldson,
Lufkin &  Jenrette ("DLJ") delivered two letters to William Gehl, dated June
7, 2000 and August 15,  2000,  on behalf of CIC and The  Halifax  Group,  L.L.C.
("Halifax"),  an entity that is  unaffiliated  with the  Committee or any of the participants in this proxy  solicitation,  expressing their interest to pursue a
"going private" transaction with Gehl. Although the parties acknowledged certain
Board initiatives and the operational performance of Gehl, the parties expressed their  belief that the equity  markets do not fully  appreciate  Gehl and that a sale  transaction  would  be in  the  best  interest  of  the  shareholders  and management.  The first letter was followed by a written  response  from Mr. Gehl expressing the Company's lack of interest in such transaction.

            Since DLJ  received  no  response  to the August 15 letter,  CIC and
Halifax made their own written proposal to acquire Gehl. On August 31, 2000, CIC and  Halifax  proposed to acquire the  outstanding  capital  stock of Gehl for a price range  between  $19.00 and $21.00 per Share,  subject to completion of due diligence and  negotiation  of a definitive  agreement.  This letter  reiterated certain of the points  contained  in the two earlier  letters  sent by DLJ.  The letter also stated that DLJ  indicated  an interest in providing  the  necessary financing for the transaction.  On September 6, 2000, the Gehl Board delivered a letter to CIC and Halifax rejecting the proposal.  The Offer of $18.00 per Share presented  to Gehl on  December  22,  2000 was at a lower price than the earlier offer made by CIC and Halifax based on a determination by Newcastle Partners and
CIC that $18.00 was an appropriate  price after considering  certain  investment factors  including,  without  limitation,  the then current announced  financial results,  Gehl Common Stock market price and the implied premium to market price of the  Offer  and the  increased  possibility  of  proceeding  in the  proposed transaction without the cooperation of management.

            Newcastle  Partners,  Newcastle  Focus  Fund  II,  L.P.  ("Newcastle
Focus") and CIC  individually  began  purchasing  Shares of Gehl common stock as
early  as  April  2000  on  the  belief  that  the  Shares  were   substantially
undervalued. On November 7, 2000, Newcastle Partners, Newcastle Focus, CIC, Mark
E.  Schwarz,  Paul  DeRobbio and Harold C. Simmons  (collectively,  the "Group")
entered into a Joint Filing Agreement,  in which,  among other things,  (i) they agreed to the joint filing on behalf of each of them of  statements  on Schedule
13D with respect to the Shares, and (ii) each of Newcastle  Partners,  Newcastle
Focus and CIC  agreed to bear its  pro-rata  portion  of  expenses  incurred  in
connection  with  the  Group's   activities   based  on  the  number  of  Shares
beneficially  owned  by  such  parties  as  reported  on  Schedule  13D  and all amendments thereto with respect to Gehl, excluding certain expenses and fees. On
November 8, 2000,  the Group filed a Schedule 13D with respect to its collective beneficial ownership of approximately 6.3% of the then outstanding Shares.

            On  December  22,  2000,  Newcastle  Partners  and CIC  proposed  to acquire, through an appropriate acquisition entity to be formed, the outstanding capital  stock of Gehl  for  $18.00  per  Share in  cash,  subject  to  standard conditions  including  completion  of due  diligence and obtaining all necessary financing.  The Offer  represented a premium of approximately  67% over the then current market price of $10.75 per Share. In connection with this proposal,  CIC and  Newcastle  Partners  delivered  the  following  letter to the Gehl Board on
December 22, 2000:

                 Newcastle Partners, L.P.            CIC Equity Partners, Ltd.
                4514 Cole Avenue, Suite 600            Three Lincoln Centre
                    Dallas, Texas 75205             5430 LBJ Freeway, Suite 1700
                                                       Dallas, Texas 75240

                                                          December 22, 2000

Mr. William D. Gehl
Chairman of the Board
Gehl Company
143 Water Street
West Bend, WI 53095

                                      -7-

Dear Mr. Gehl:

            Newcastle   Partners,   L.P.   and   CIC   Equity   Partners,   Ltd.
(collectively,  the "Interested  Parties") currently own an aggregate of 192,000 shares of common  stock (the "Common  Stock") of Gehl  Company (the  "Company"),
representing  approximately 3.6% of the issued and outstanding Common Stock. The
Interested  Parties and certain other persons are parties to a certain  Schedule
13D filed with the  Securities  and  Exchange  Commission  on  November 8, 2000.
Together with shares under common  control with  Newcastle  Partners,  L.P., the
Interested  Parties  currently  control  approximately  6.4% of the  issued  and outstanding  Common Stock. The Interested Parties continue to believe that there is significant  value inherent in the business and assets of the Company despite the  Board's  failure to take any  actions to  attempt to  maximize  stockholder value.  Because the Interested  Parties believe that the equity markets continue to not fully  appreciate  the value of the  Company's  Common Stock and that the trading levels for the Common Stock will not improve  significantly  in the near future,  the  Interested  Parties  believe that it is imperative  that the Board aggressively pursue strategic  alternatives.  To date, the Board has not pursued such alternatives.

            Accordingly,   the   Interested   Parties  hereby  set  forth  their
willingness to offer to acquire the Company,  through an appropriate acquisition entity to be formed, for $18.00 per share in cash. As you recognize,  this offer represents a 67% premium to the  Company's  current  market price of $10.75.  We believe that our proposal presents the Company's stockholders with the immediate opportunity  to maximize  their  investment  in the  Company.  As you know,  the
Company's  market  value is  severely  impacted  by any  significant  volume and therefore  the  Company's  Common  Stock has provided  limited  liquidity to its stockholders.  This all-cash offer will provide  immediate  liquidity to all the
Company's  stockholders  and a significant  premium to the current market price.
This offer is conditioned on satisfactory completion of due diligence, obtaining all  necessary  financing,  obtaining  all  necessary  consents  and  approvals, including board and stockholder  approval,  amendment of the shareholder  rights plan,  waiver  of any  anti-takeover  provisions  and  certain  other  customary conditions,  including no material adverse change in the Company's  business and confirmation that there are appropriate reserves for all contingent liabilities.
We are prepared to enter into a  confidentiality  and exclusivity  agreement and commence  work  immediately  in order to satisfy the due diligence and financing contingencies.  We are highly  confident  that the  necessary  financing  can be arranged on an expeditious basis and no later than the execution of a definitive agreement.

            As stockholders,  we feel that the Board has a responsibility  to us and all its stockholders to consider fully and impartially any proposal that may significantly  increase  stockholder  value.  Accordingly,  we continue to stand ready to discuss with you, the Board and members of management any aspect of our proposal  so that  you  will  share  our  confidence  and  enthusiasm  for  this transaction - a  transaction  that we believe  serves the best  interests of the
Company,  its  stockholders,  management,  employees and the broader  interested community.

            Please  contact Mark Schwarz at (214)  559-7145 or Paul  DeRobbio at
(972)  450-4227 to discuss any  questions  you or the Board might have or if you would like further information.

                                Very truly yours,

Newcastle Partners, L.P.                          CIC Equity Partners, Ltd.

By:   /s/ Mark E. Schwarz                         By:    /s/ Paul DeRobbio
      -------------------                                -----------------
        Mark E. Schwarz                                   Paul DeRobbio
        General Partner                                   Managing Director

                                      -8-

            This letter  reflects  the  opinions  and  beliefs of the  Reporting
Persons.  On December 22, 2000, only hours after the above letter was delivered, the Gehl Board issued a press release summarily rejecting the Offer.

            The letter  stated that the Offer was  conditioned  on  satisfactory completion of due  diligence,  obtaining all necessary  consents and  approvals, amendment  of the  shareholder  rights  plan,  and  waiver of any  anti-takeover provisions.  The Committee believes that these are conditions  customary to this type of  transaction  and would be fulfilled if the Gehl Board decided to accept the  Offer.  Newcastle  Partners  and CIC also  stated  that  they  were  highly confident that the necessary financing could be arranged on an expeditious basis and no later than the execution of a definitive  agreement.  The parties' belief that  the  necessary  financing  could be  arranged  was  based  on  preliminary
conversations  with  nationally   recognized   investment  bankers  and  lending
institutions. At the time, Newcastle Partners and CIC did not have assurances of financing from third parties.

            On December  28, 2000,  Newcastle  Partners  and CIC  delivered  the following  letter to the Gehl Board  presenting  the Offer on the same terms and conditions  set forth in the  December  22  letter  while  questioning  the Gehl
Board's rejection of the Offer without ever contacting either of Messrs. Schwarz or DeRobbio to discuss the Offer:

      Newcastle Partners, L.P.                       CIC Equity Partners, Ltd.
    4514 Cole Avenue, Suite 600                         Three Lincoln Centre
        Dallas, Texas 75205                         5430 LBJ Freeway, Suite 1700
                                                        Dallas, Texas 75240

                                                               December 28, 2000

Mr. William D. Gehl
Chairman of the Board
Gehl Company
143 Water Street
West Bend, WI 53095

Dear Mr. Gehl:

            We were surprised to learn by press release of the rejection by Gehl
Company (the  "Company") of the offer made in a letter to you dated December 22,
2000 from Newcastle Partners,  L.P. and CIC Equity Partners, Ltd. (collectively, the "Interested  Parties") to acquire the Company,  as described in such letter, for  $18.00  per  share  in cash.  Common  sense  aside,  given  that the  offer represented a 67% premium to the Company's  then current  market price of $10.75 per share, we believe that the offer warranted,  at minimum, a phone call to the
Interested  Parties to address any questions or concerns of the Company's  Board of Directors. Instead, we were disappointed to see that you failed to return any of the phone calls made to you by the Interested Parties in connection with such offer, or in any way seek any additional information about the offer.

            The Board's rejection of the offer, which rejection was announced in a press  release  only a few  hours  after  it was  delivered  to  you,  clearly indicates to us that the offer was not given serious consideration by the Board.
The offer was summarily  rejected with no  indication  that the Board  consulted with an investment banking firm or relied on a "fairness opinion" to justify the rejection. Instead of giving any consideration to the offer, it appears that the
Board spent their time preparing a press release  attempting to belittle the ALL
CASH offer. If there are concerns with any of the standard conditions  contained in the  offer,  we invite  the Board to  contact  either of the  undersigned  to directly address such concerns in a productive  manner. The Board's rejection of the offer  demonstrates  the Board's  lack of  dedication  to pursuing  the best interests of the stockholders of the Company and maximizing stockholder value.

                                      -9-

            We believe that the offer would provide  immediate  liquidity to all of the Company's  stockholders  as well as a  significant  premium to the market price. To date, the equity markets have failed to fully  appreciate the value of the Company's  Common Stock to which we believe the Company's  stockholders  are entitled and the Company's  Common Stock has provided  limited  liquidity to its stockholders.  The recent rise of the market price of the Company's Common Stock since the announcement of the proposed  transaction we believe is in response to the hope that the proposed transaction will be consummated.  We remain convinced that the  proposed  offer price will not be achieved in the  marketplace  in the
reasonably   foreseeable  future.  Given  the  present   circumstances,   it  is
unacceptable  for the Board to reject  the  offer  solely on the basis  that the
Company intends to remain an independent company without providing any strategic plan for  increasing  stockholder  value.  We strongly  believe that the Board's actions are contrary to the best interests of the  stockholders  of the Company.
As significant stockholders,  we feel that the Board has a responsibility to us, as well as to all of its  stockholders,  to consider fully and  impartially  any proposal that may significantly increase stockholder value.

            Based upon the  foregoing,  the offer to  acquire  the  Company  for
$18.00  per  share in cash  under  the  terms  and  conditions  set forth in our previous  letter is again  presented to you and the Board.  We urge you, and the
Board of Directors,  to act in the stockholders' best interest by giving serious consideration  to the offer and  invite  you to  contact  Mark  Schwarz at (214)
559-7145 or Paul DeRobbio at (972) 450-4227 to further discuss the offer.

                                              Very truly yours,

Newcastle Partners, L.P.                      CIC Equity Partners, Ltd.

By: /s/ Mark E. Schwarz                       By: /s/ Paul DeRobbio
    ----------------------                        --------------------------
      Mark E. Schwarz                                Paul DeRobbio
      General Partner                                Managing Director

            This letter  reflects  the  opinions  and  beliefs of the  Reporting
Persons.  Again, neither Messrs.  Schwarz nor DeRobbio were contacted by Gehl to discuss the Offer.

            On February 6, 2001,  the parties to the Joint Filing  Agreement and
John (Pete) A.  Bricker,  Jr.  entered into  Amendment No. 1 to the Joint Filing
Agreement  ("Amendment No. 1") in which,  among other things, (i) the definition of "Group" was amended to include Mr. Bricker,  (ii) Mr. Bricker agreed to serve as a director  of Gehl if elected at the  Annual  Meeting,  and (iii)  Newcastle
Focus,  Newcastle  Partners and CIC agreed to indemnify Mr. Bricker  against any and all claims of any  nature  arising  from the  solicitation  of proxies  from
Gehl's  shareholders  and any related  transactions  by  executing  that certain letter agreement dated February 6, 2001.

            On February 9, 2001,  Heartland  Advisors,  Inc.  ("Heartland"),  an
entity that is  unaffiliated  with the Committee or any of the  participants  in this proxy solicitation,  filed an amended Schedule 13D reporting its beneficial ownership of approximately 6.1% of the outstanding  Shares of Gehl.  Attached as an exhibit to the Schedule 13D was the following  letter from  Heartland to each member of the Gehl Board dated  February 8, 2001,  which  expresses  Heartland's dismay  with  the  Gehl  Board's  failure  to  consider  the  interests  of  the shareholders  by rejecting our Offer and  reiterating  its previously  expressed concerns over  management's  failure to engage  independent  advisors to explore strategic alternatives to enhance shareholder value:

Mr. William Gehl                                            February 8, 2001
Chairman, President, and CEO
Gehl Company
143 Water Street
                                      -10-

West Bend, WI 53095

Dear Mr. Gehl:

As you are aware,  Heartland  beneficially  owns 330,400  shares of Gehl Company common stock.  Over the past two plus years we have  expressed  concern with the market dynamics of the light construction equipment industry; concerns regarding the globalization of the industry,  consolidation resulting in stronger players, increased  competition  in the skid loader  market,  the emergence of the rental market,  and  other  issues.  These  issues  are well  documented  and have been expressed by various analysts covering the construction equipment industry.

In  a  letter   dated  July  9,  1999,   we   expressed   our  belief  that  the
responsibilities  of the chairman should be segregated from those of the CEO. It was,  and is, our belief that the turmoil in the  industry  demands an objective view of  strategic  alternatives  available  to the  company  unhindered  by the interests  of  management  that  may  not be  aligned  with  shareholders.  Most recently,  in our letter dated  October 10, 2000,  we expressed our opinion that
the  company   should  engage   independent   advisors  to  evaluate   strategic
alternatives to enhance shareholder value.

In  light  of the  above  noted  comments  and  concerns,  we  believe  you will understand our dismay with the Board and the management's  decision to summarily reject what appeared to be a legitimate offer for the purchase of the company at a substantial  premium to its then market  price.  It is difficult to comprehend how the Board and management could have convened and given due  consideration to an offer in a four hour period on a Friday  evening  before a Holiday.  Were all
Board members fully informed of the offer? Were any shareholders  consulted?  We certainly were not! What basis do you have to believe shareholders could realize better value with Gehl as an independent  company?  Time value of money is still
an  important  investment  concept,   especially  in  a  deteriorating  economic
environment where your industry dynamics have changed.

A Board is elected to represent shareholders, not management. Both the Board and management  have a  fiduciary  responsibility  to  diligently  and in good faith represent  shareholders.  It is difficult to understand how the apparent cursory review  of the CIC  Equity  Partners,  Ltd.  (CIC)  offer  can be  construed  as adequately  discharging your  responsibilities to shareholders.  Your capricious actions have resulted in a shareholder  lawsuit that will require  company funds to defend and could  result in  further  losses to the  company.  It is time you exercise your  responsibilities  to all  shareholders.  We urge you to appoint a committee of independent  directors to properly review the CIC proposal. We also reiterate our previous  recommendation to engage professional advisors to assist the independent  directors with respect to the proposed  transaction and actions to return value to shareholders.

Respectfully,

William J. Nasgovitz            David C. Fondrie

Cc:  Gehl Company Board of Directors

            Finally, on May 9, 2001, Gehl announced that it would explore a full range  of  strategic  alternatives  to  maximize  value  for  its  shareholders, including  the  potential  sale of Gehl.  CIC and  Newcastle  Partners  actively participated  in the sale process  commenced by Gehl in May 2001. As a condition to  participate  in this  process,  CIC and  Newcastle  Partners had to agree to comply  with the  procedures  established  by Gehl and their  advisors.  CIC and
Newcastle  Partners,   together  with  their  advisors  and  financing  sources,
participated in the due diligence  process during the sale process to the extent necessary in connection with their bid. Gehl's  representatives  have criticized
CIC and Newcastle Partners and characterized their level of due diligence review during the sale process as  "superficial,"  and suggested

                                      -11-

that CIC and Newcastle  Partners may have a "lack of interest in truly  pursuing an acquisition transaction." We believe this allegation is preposterous. CIC and
Newcastle Partners believe that the level of due diligence  performed by CIC and
Newcastle Partners, together with their representatives and advisors, within the confines permitted by Gehl during the sale process was clearly  sufficient.  The level of due diligence performed by CIC and Newcastle Partners,  however, should be irrelevant  to Gehl.  We believe that the key relevant  point is that CIC and
Newcastle Partners were ready,  willing and able to acquire Gehl pursuant to the terms of the Offer.

            In connection with CIC's and Newcastle  Partners'  participation  in the sale process and  submission  of a formal offer to purchase  Gehl, a binding financing  commitment  set forth in a letter  dated  May 4, 2001 from  Harold C.
Simmons was provided to fund, or to assist in arranging  the financing  for, the acquisition  of Gehl.  This  commitment was not a typical  financing  commitment frequently  provided from a bank or similar type lender, but rather a commitment from a  sophisticated  investor  with  significant  resources  familiar with the requirements  of completing a business  acquisition of the type  contemplated by the Offer.  While Mr.  Simmons'  letter  commitment  contains no  conditions  or limitations,  terms of the financing, such as the amount of equity or provisions of senior or  subordinated  debt,  have not been  determined.  Mr.  Simmons  has assured CIC and Newcastle Partners that he was and is committed to financing, or assisting in arranging the financing  for, their  acquisition  of Gehl,  whether directly or indirectly.

            As a precondition for CIC and Newcastle  Partners being permitted to participate  in the process,  CIC and Newcastle  Partners were required to enter into a  confidentiality  and standstill  agreement with Gehl, the terms of which are not permitted to be disclosed.  We have requested that Gehl waive certain of the  non-disclosure  provisions  so that we might  better  describe  the process conducted by Gehl, without disclosing any proprietary information,  but have not been permitted to do so by Gehl.

            As has been previously  stated, on September 27, 2001 Gehl announced that it had decided to terminate the strategic  review  process,  not accept the
Offer  submitted  by CIC and  Newcastle  Partners or any of the other  offers to acquire Gehl,  and to revert to Gehl's  previous  strategic plan of cost savings and  consolidation  of  operations  and  not  pursue  a sale  of  Gehl.  Both as shareholders of Gehl and as participants in the sale process,  the Committee was extremely disappointed to learn that the strategic review process was terminated and  believes  that  this  action  is not  in the  best  interests  of the  Gehl shareholders.

            On November  12, 2001,  the parties to the Joint  Filing  Agreement,
David  Langevin  and Neil D. Arnold  entered into  Amendment  No. 2 to the Joint
Filing Agreement in which, among other things, (i) the definition of "Group" was amended to include Messrs.  Langevin and Arnold,  (ii) each of Messrs.  Langevin and  Arnold  agreed to serve as a  director  of Gehl if  elected  at the  Annual
Meeting,  and  (iii)  Newcastle  Focus,  Newcastle  Partners  and CIC  agreed to indemnify  Messrs.  Langevin and Arnold against any and all claims of any nature arising  from the  solicitation  of proxies  from  Gehl's  shareholders  and any related  transactions by executing  certain letter agreements dated November 12,
2001.

            Based upon the information  currently  available,  CIC and Newcastle
Partners remain prepared to pursue an offer to acquire Gehl for $18.00 per Share in cash,  despite the termination by Gehl of its strategic  review process,  and
CIC and  Newcastle  Partners  remain  extremely  interested  in pursuing such an offer.

                            ELECTION OF THE NOMINEES

            We are  soliciting  your proxy for the  election of the  Nominees as directors  of Gehl to serve until the next Annual  Meeting of  Shareholders  and until their successors are duly elected and qualified.

            The  Bylaws of Gehl set the  number of  directors  constituting  the board of directors at nine (9), divided into three (3) classes:  Class I - three
(3) directors;  Class II three (3) directors;  Class III three (3) directors. At each Annual  Meeting of  Shareholders  the  successors to the class of directors whose terms expire at the time of such annual meeting are elected to hold office until the third succeeding annual meeting. The Nominees, if elected, would serve as  directors  for the term  expiring  in 2004 or  until  the due  election  and qualification of their  successors.  If any additional  directorships  are to be voted upon at the Annual  Meeting,  we reserve the right to nominate  additional persons to fill such
                                      -12-

positions.  In  addition,  we  reserve  the  right  to  nominate  substitute  or additional persons if Gehl makes or announces any changes to its Bylaws or takes or announces any other action that has, or if consummated would have, the effect of  disqualifying  any of the Nominees.  We have no reason to believe any of the
Nominees will be disqualified or unable or unwilling to serve if elected.

THE NOMINEES

            The following  information  sets forth the name,  business  address,
present  principal   occupation,   and  employment  and  material   occupations,
positions, offices, or employments for the past five years of the Nominees. This information  has been furnished to the Committee by the Nominees.  Where no date is given for the commencement of the indicated  office or position,  such office or position was assumed prior to October 1, 1996.  Each person listed below is a citizen of the United States.

            Mark E.  Schwarz  (41) has  served as the sole  general  partner  of
Newcastle Partners, L.P., a private investment firm, since 1993. Mr. Schwarz was also Vice President and Manager of Sandera Capital, L.L.C., a private investment firm affiliated with Hunt Financial  Group,  L.L.C.,  a Dallas-based  investment firm associated with the Lamar Hunt family ("Hunt"), from 1995 to September 1999 and a  securities  analyst  and  portfolio  Manager  for SCM  Advisors,  L.L.C., formerly a Hunt-affiliated  registered investment advisor from May 1993 to 1996.
Mr.  Schwarz  currently  serves  as  a  director  of  the  following  companies:
WebFinancial  Corporation,  a banking  and  specialty  finance  company;  Nashua
Corporation,  a specialty paper, label and printing supplies manufacturer;  Bell
Industries,   Inc.,  a  computer  systems  integrator;   Tandycrafts,   Inc.,  a
manufacturer of picture frames and framed art; and Hallmark Financial  Services,
Inc.,  a  property-and-casualty  insurance  holding  company.  From October 1998 through April 1999,  Mr. Schwarz  served as a director of Aydin  Corporation,  a
defense-electronics   manufacturer.   As  of  the  date  hereof,   Mr.   Schwarz
beneficially  owned an  aggregate  of  280,600  Shares,  all of which were owned directly by Newcastle  Partners and Newcastle Focus. The business address of Mr.
Schwarz is c/o Newcastle Partners,  L.P., 200 Crescent Court, Suite 670, Dallas,
Texas 75201.  For  information  regarding Mr.  Schwarz's  purchases and sales of
Shares during the past two years, see Schedule I.

            David Langevin (50) has served as Managing Director of Gerard Klauer
Mattison & Co., an institutional research and investment banking firm, since
May 2000. He has also served as Managing  Partner of GKM Value Partners,  LP, an investment fund that invests in industrial and services  businesses,  since July
2001.  Mr.  Langevin  serves as a director of Atlas  Weyhausen,  GmbH,  a German loader crane and excavator manufacturer which was acquired by GKM Value Partners under Mr. Langevin's leadership.  From May 1998 to May 2000, Mr. Langevin served as Executive Vice President and as a director of Environmental Systems Products,
Inc., a provider of services and equipment to the automobile emissions industry.
From  1993  to May  1998,  he  served  as  Executive  Vice  President  of  Terex
Corporation,  a  manufacturer  of  capital  goods  and  equipment  used  in  the construction, mining, infrastructure, distribution and manufacturing industries, where he directed acquisitions of various crane and earth moving businesses.  As of the date hereof,  Mr. Langevin does not own any Shares.  The business address of Mr. Langevin is c/o Gerard Klauer  Mattison & Co., 529 Fifth Avenue,  New
York, New York 10017.  For information  regarding Mr.  Langevin's  purchases and sales of Shares during the past two years, see Schedule I.

            Neil D. Arnold (53) has served as the Vice  Chairman of the Board of
Directors of WHX  Corporation  ("WHX"),  an NYSE listed holding  company,  since
August  2001 and as a director  of WHX since  1992.  Mr.  Arnold has served as a principal of WPN  Corporation,  a financial  consulting  company which  provides financial,  management,  advisory and  consulting  services to WHX, since August
2001. He has also been a private  investor since May 1999. From December 1996 to
May 1999,  Mr. Arnold  served as Group  Finance  Director of Lucas Varity plc, a designer, manufacturer and supplier of advanced technology systems, products and services in the world's  automotive and space  industries,  and as its Executive
Vice President - Corporate Development from September 1996 to December 1996.

                                      -13-

From July 1990 to September 1996, Mr. Arnold served as Senior Vice President and
Chief Financial Officer of Varity Corporation (formerly known as Massey Ferguson
Ltd.).  Prior to such time,  Mr. Arnold was the Treasurer and Vice  President of
Massey  Ferguson  Ltd., a  manufacturer  and  distributor of farm and industrial machinery.  In 1986, Massey Ferguson changed its name to Varity Corporation.  As of the date hereof,  Mr. Arnold does not own any Shares. The business address of
Mr.  Arnold is c/o WHX  Corporation,  110 East 59th Street,  New York,  New York
10022.  For  information  regarding Mr.  Arnold's  purchases and sales of Shares during the past two years, see Schedule I.

            Each of the  Nominees  has  consented  to serve as a director  until expiration of his respective  term and until such  Nominee's  successor has been elected  and  qualified  or until the  earlier  resignation  or  removal of such
Nominee.  We have no reason to believe that any of the Nominees named above will be disqualified or unable or unwilling to serve if elected.  However,  if any of the Nominees  are unable to serve or for good cause will not serve,  proxies may be voted for another person nominated by the Committee to fill the vacancy.

            The Nominees  will not receive any  compensation  from the Committee for their  services as a director of Gehl.  Other than as already stated herein, there are no  arrangements  or  understandings  between the  Committee  and each
Nominee  or any  other  person  or  person  pursuant  to which  the  nominations described herein are to be made, other than the consent by the Nominees to serve as  directors  of Gehl if elected as such at the Annual  Meeting.  Other than as stated above, there are no arrangements or understandings  between the Committee and  each  Nominee  or any  other  person  or  persons  pursuant  to  which  the nominations  described  herein are to be made, other than the consent by each of the  Nominees  to serve as a  director  of Gehl if elected as such at the Annual
Meeting.  The participants in this proxy solicitation have not been convicted in any criminal proceedings  (excluding traffic violations or similar misdemeanors)
over the past ten years.  None of the Nominees is a party adverse to Gehl or any of its  subsidiaries  or has a material  interest  adverse to Gehl or any of its subsidiaries in any material pending legal proceedings.

            The Committee is proposing that the  shareholders  of Gehl elect the
Nominees to the Board at the Annual Meeting. If required,  the Committee intends to distribute to the  shareholders of Gehl  supplemental  materials in the event the Gehl Board takes action  after the date of this Proxy  Statement to increase the  number of  directors  of Gehl  pursuant  to  Article  IV,  Section A of the
Restated  Articles of  Incorporation  of Gehl, or otherwise.  In such event, the
Committee  reserves  the right to nominate  additional  persons as Nominees  for director  such  that the  number  of  Nominees  would be equal to the  number of directors being elected to the Gehl Board.

YOU ARE URGED TO VOTE FOR THE  ELECTION  OF THE  NOMINEES ON THE  ENCLOSED  GOLD
PROXY CARD.

                           VOTING AND PROXY PROCEDURES

            Only  shareholders  of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting. Each Share is entitled to one vote.
Shareholders  who sell Shares  before the Record Date (or acquire  them  without voting rights after the Record Date) may not vote such Shares.  Shareholders  of record on the Record Date will retain their voting rights in connection with the
Annual  Meeting even if they sell such Shares  after the Record  Date.  Based on publicly available information, the Committee believes that the only outstanding class of  securities  of Gehl  entitled  to vote at the Annual  Meeting  are the
Shares.

            Shares  represented  by properly  executed  GOLD proxy cards will be voted  at the  Annual  Meeting  as  marked  and,  in  the  absence  of  specific instructions,  will be voted FOR the election of the Nominees to the Board,  and in the  discretion  of the persons  named as proxies on all other matters as may properly come before the Annual Meeting. Directors are elected by a plurality of the votes cast (assuming a quorum is present). An abstention from voting will be tabulated  as a vote  withheld on the election and will be included in computing the number of Shares  present for  purposes  of  determining  the  presence of a quorum,  but will not be considered in determining  whether each of the nominees has  received  a  plurality  of the votes cast at the  Annual  Meeting.  Proxies relating to "street  name"  Shares that are voted by brokers only on some of the proposals will nevertheless be treated as present for purposes of determining

                                      -14-

the  presence of a quorum on all matters but will not be entitled to vote on any proposal which the broker does not have  discretionary  voting power and has not received instructions from the beneficial owner ("broker non-votes").  Directors are elected by a plurality  of the votes cast and the  nominees  who receive the most votes will be elected.

            Shareholders  of Gehl may revoke their  proxies at any time prior to exercise  by  attending  the  Annual  Meeting  and  voting in  person  (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of  revocation.  The delivery of a
subsequently   dated  proxy  which  is  properly  completed  will  constitute  a revocation of any earlier proxy.  The revocation may be delivered  either to the
Committee  in care of MacKenzie  Partners,  Inc. at the address set forth on the back cover of this Proxy  Statement or to Gehl at 143 Water  Street,  West Bend,
Wisconsin 53095 or any other address provided by Gehl.  Although a revocation is effective if delivered to Gehl, the Committee  requests that either the original or photostatic  copies of all  revocations be mailed to the Committee in care of
MacKenzie  Partners,  Inc.  at the  address  set forth on the back cover of this
Proxy  Statement so that the Committee will be aware of all  revocations and can more  accurately  determine  if and when  proxies  have been  received  from the holders of record on the Record Date of a majority of the outstanding Shares.

IF YOU WISH TO VOTE FOR THE ELECTION OF THE  NOMINEES TO THE GEHL BOARD,  PLEASE
SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED GOLD PROXY CARD IN THE  POSTAGE-PAID
ENVELOPE PROVIDED.

                             SOLICITATION OF PROXIES

            The  solicitation  of proxies  pursuant to this Proxy  Statement  is being  made by the  Committee.  Proxies  may be  solicited  by mail,  facsimile, telephone, telegraph, Internet, in person and by advertisements.

            We have  retained  MacKenzie  Partners,  Inc. for  solicitation  and advisory  services in connection  with this  solicitation,  for which  MacKenzie
Partners will receive a fee not to exceed $____, together with reimbursement for its reasonable  out-of-pocket  expenses, and will be indemnified against certain liabilities  and  expenses,  including  certain  liabilities  under the  federal securities laws. MacKenzie Partners, Inc. will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. We have requested banks,  brokerage  houses and other  custodians,  nominees  and  fiduciaries  to forward all solicitation  materials to the beneficial  owners of the Shares they hold of record.  We will  reimburse  these record  holders for their  reasonable out-of-pocket  expenses in so doing. It is anticipated that MacKenzie  Partners,
Inc. will employ approximately __ persons to solicit Gehl's shareholders for the
Annual Meeting.

            The entire  expense  of  soliciting  proxies  is being  borne by the
Committee.  If the  Nominees  are elected to the Gehl  Board,  we intend to seek reimbursement  of the costs of this  solicitation  from Gehl.  Unless  otherwise required  by  law,  we do  not  currently  intend  to  submit  the  question  of reimbursement of the costs of this  solicitation to a shareholder vote. Costs of this solicitation of proxies are currently estimated to be approximately  $____.
We estimate that through the date hereof,  our expenses in connection  with this solicitation are approximately $____.

                    OTHER MATTERS AND ADDITIONAL INFORMATION

            We are unaware of any other  matters to be  considered at the Annual
Meeting.  However,  should other matters,  which the Committee is not aware of a reasonable time before this solicitation,  be brought before the Annual Meeting, we will vote on such matters in our discretion.

                                      -15-

            The  information  concerning  Gehl contained in this Proxy Statement and the  Schedules  attached  hereto  has been  taken  from,  or is based  upon, publicly available information. To date, the Committee has not had access to the books and records of Gehl.

                                   THE GEHL SHAREHOLDER VALUE COMMITTEE

                                   ________, 2001

                                      -16-

                                   SCHEDULE I
                                   ----------

                     TRANSACTIONS DURING THE LAST TWO YEARS

   Shares of Common Stock            Price Per                    Date of
         Purchased                     Share                      Purchase
         ---------                     -----                      --------

                            NEWCASTLE PARTNERS, L.P.
                            ------------------------

           3,000                      $14.685                     07/24/00
          14,700                      $13.830                     08/10/00
           2,000                      $14.425                     09/07/00
           1,000                      $14.550                     09/08/00
           1,600                      $14.363                     09/11/00
           2,000                      $14.363                     09/13/00
           3,400                      $14.363                     09/14/00
           1,000                      $11.050                     09/26/00
           2,600                      $11.048                     09/28/00
           5,000                      $11.500                     09/29/00
           1,600                      $11.241                     09/29/00
          17,500                      $11.572                     10/02/00
          10,000                      $11.292                     10/03/00
           5,000                      $10.003                     10/05/00
           6,500                       $9.053                     10/10/00
           2,000                      $10.028                     10/12/00
             900                      $10.425                     10/18/00
             500                      $10.425                     10/19/00
           5,000                       $9.363                     10/27/00
           1,500                      $10.300                     11/01/00
           2,400                      $10.503                     11/03/00
           5,000                      $10.854                     11/06/00
             500                      $17.460                     05/17/01
          10,000                      $17.000                     06/04/01
           5,000                      $16.800                     06/05/01
             100                      $17.850                     06/11/01
             500                      $17.810                     06/14/01

                                      -17-

             400                      $17.750                     06/15/01
             400                      $17.810                     06/18/01
           1,000                      $17.810                     06/19/01
             400                      $17.945                     06/21/01
           5,000                      $18.010                     06/25/01
           8,500                      $17.952                     07/02/01
             600                      $17.755                     07/05/01

                         NEWCASTLE FOCUS FUND II, L.P.(1)
                         -----------------------------

          20,000                      $14.406                     09/05/00
           5,500                      $14.438                     09/06/00
          16,500                      $14.563                     09/07/00
           5,000                      $14.825                     09/08/00
          25,000                      $14.563                     09/11/00
           1,500                      $14.375                     09/13/00
           3,000                      $14.500                     09/13/00
          10,000                      $14.563                     09/13/00
           3,500                      $14.375                     09/14/00
           2,000                      $14.438                     09/14/00
          30,000                      $11.125                     09/15/00
           2,000                       $9.750                     09/18/00
          10,000                      $10.000                     09/18/00
           5,000                      $10.188                     09/18/00
           5,000                      $10.250                     09/18/00
          10,000                      $10.500                     09/18/00

                            CIC EQUITY PARTNERS, LTD.
                            -------------------------

                                      -18-

-----------------------------

      1     The 154,000  Shares owned by Newcastle  Focus were  received  from a trust of which  Harold C.  Simmons  serves as sole trustee and which currently is the sole limited  partner of Newcastle  Focus,  as such trust's capital contribution to Newcastle Focus.

                                      -18-

          12,000                      $16.988                     04/04/00
          20,000                      $17.375                     04/14/00
          10,000                      $18.176                     04/17/00
          20,000                      $19.100                     04/18/00
           1,200                      $17.785                     04/24/00
           2,000                      $17.916                     04/25/00
           3,300                      $18.596                     04/27/00
           4,300                      $19.044                     04/28/00
          25,000(2)                    $9.900                     10/13/00

                                MARK E. SCHWARZ(3)
                                ---------------

                                      NONE

                                 PAUL DEROBBIO(4)
                                 -------------

                                      NONE

                               HAROLD C. SIMMONS(5)
                               -----------------

                                      NONE

                                      -19-

-----------------------------

      2     The 25,000 Shares were received as a capital  contribution  from one of the limited partners of CIC.

      3     By virtue of his  positions  with  Newcastle  Partners and Newcastle
            Focus,  Mr.  Schwarz has the power to vote and dispose of the Shares owned by Newcastle  Partners and Newcastle Focus.  Accordingly,  Mr.
            Schwarz may be deemed to be the beneficial owner of the Shares owned by Newcastle Partners and Newcastle Focus.

      4     By virtue of his position  with CIC,  Mr.  DeRobbio has the power to vote  and  dispose  of the  Shares  owned by CIC.  Accordingly,  Mr.
            DeRobbio  may be deemed  to be the  beneficial  owner of the  Shares owned by CIC.

      5     Harold C.  Simmons  may be deemed a  beneficial  owner of the Shares owned by  Newcastle  Focus  because a trust  for  which Mr.  Simmons serves as sole trustee,  with sole voting and dispositive power over its  investment  in Newcastle  Focus,  currently is the sole limited partner  of  Newcastle  Focus.  So long as such  trust  is the  sole limited  partner of Newcastle  Focus,  the sole limited  partner can cause the  termination  of the limited  partnership  on thirty days'
            written  notice.  In the event of a dissolution or  distribution  by
            Newcastle Focus, with its current ownership structure, substantially all of such Shares could become assets of the trust.

                                      -19-

                           JOHN (PETE) A. BRICKER, JR.
                           ---------------------------

                                      NONE

                                 DAVID LANGEVIN
                                 --------------

                                      NONE

                                 NEIL D. ARNOLD
                                 --------------

                                      NONE

                                      -20-

                                   SCHEDULE II

                             PRINCIPAL STOCKHOLDERS
                             ----------------------

            THE  FOLLOWING  IS  BASED  SOLELY  ON  INFORMATION  PROVIDED  IN THE
MANAGEMENT PROXY STATEMENT.

Management

            The following  table sets forth certain  information  as of February
29,  2000,  regarding  beneficial  ownership  of shares of Common  Stock by each director, each of the executive officers named in the Management Proxy Statement and all  directors,  nominees  and  executive  officers  as a group.  Except  as otherwise  indicated in the footnotes all of the persons  listed below have sole voting  and  investment  power  over the shares of Common  Stock  identified  as beneficially owned.

                                        Shares of
                                          Common
       Name of Individual           Stock Beneficially             Percent of
       Or Number in Group                Owned(1)                     Class
       ------------------                --------                     -----

William D. Gehl .....................    191,563                      3.4%

Nicholas C. Babson ..................      1,833                      *

Thomas J. Boldt .....................      6,447                      *

Fred M. Butler ......................      5,947                      *

John T. Byrnes ......................      5,014                      *

Richard J. Fotsch ...................          0 (2)                  *

William P. Killian ..................      6,447 (3)                  *

Arthur W. Nesbitt ...................      7,972 (4)                  *

John W. Splude ......................      5,747                      *

Hermann Viets .......................      2,833                      *

Malcolm F. Moore ....................          0                      *

Kenneth P. Hahn .....................     30,001                      *

Michael J. Mulcahy ..................     27,806                      *

Richard J. Semler ...................     22,667                      *

All directors, nominees and executive

officers as group (14 persons).......    314,277                      5.4%

*           The amount shown is less than 1% of the outstanding shares.

(1)         Includes  shares subject to  exercisable  options as of February 29,
            2000,  and  options  exercisable  within  60 days of such  date,  as follows:  Mr. Gehl, 92,333 shares;  Mr. Babson 666 shares; Mr. Boldt
            4,665 shares; Mr. Butler,  2,765 shares; Mr. Killian,  4,665 shares;
            Mr. Nesbitt,  4,665 shares; Mr. Splude, 4,665 shares; Dr. Viets, 666

                                      -21-

            shares;  Mr. Hahn, 28,333 shares;  Mr. Mulcahy,  23,499 shares;  Mr.
            Semler,  19,499 shares;  and all  directors,  nominees and executive officers as a group 186,421 shares.

(2)         Mr. Fotsch is a new nominee for election as a director of Gehl.

(3)         Includes  shares  held by the  Killian  Family  Trust  for which Mr.
            Killian serves as Trustee.

(4)         Mr. Nesbitt will retire as a director at the time of the 2000 Annual
            Meeting.

Other Beneficial Owners

            The  following  table  sets  forth  certain  information   regarding
beneficial ownership by the only other persons known to Gehl to own more than 5%
of the outstanding Common Stock. The beneficial ownership  information set forth below has been  reported  in  filings  made by the  beneficial  owners  with the
Securities and Exchange Commission.

                              Amount and Nature of
                              Beneficial Ownership

                        ---------------------------------

                                 Voting Power           Investment Power
                                 ------------           ----------------
    Name and Address
   of Beneficial Owner          Sole       Shared       Sole       Shared     Aggregate     Percent of Class
   -------------------          ----       ------       ----       ------     ---------     ----------------

FMR Corp.
82 Devonshire Street
Boston, MA 02109 .......           -0-       -0-       639,000       -0-       639,000         11.5%

Heartland Advisors, Inc.
790 N. Milwaukee St ....
Milwaukee, WI 53202 ....       172,000       -0-       460,000       -0-       460,000          8.2%

Dimensional Fund
Advisors Inc. ..........
1299 Ocean Avenue
Santa Monica, CA 90401 .       394,224       -0-       394,224       -0-       394,224          7.1%

                                      -22-

                                  SCHEDULE III
                                  ------------

                             PARTICIPANT INFORMATION
                             -----------------------

            The Gehl Shareholder Value Committee is composed of Mark E. Schwarz,
David Langevin,  John (Pete) A. Bricker, Jr., Neil D. Arnold, Harold C. Simmons,
Paul DeRobbio, Newcastle Partners, L.P., a Texas limited partnership,  Newcastle
Focus Fund II, L.P., a Texas limited partnership, and CIC Equity Partners, Ltd., a Texas limited partnership.  Mark E. Schwarz, David Langevin and Neil D. Arnold
constitute  the Nominees for election to the Board.  The Committee was formed on or about March 13, 2001. The Committee is an unincorporated association with its office at 200 Crescent  Court,  Suite 670,  Dallas,  Texas 75201.  Its telephone number is (214) 661-7474.

            Newcastle  Partners is a Texas  limited  partnership.  The principal business of Newcastle Partners is the purchase, sale, exchange,  acquisition and holding of investment  securities.  The principal  business address of Newcastle
Partners is 200 Crescent Court, Suite 670, Dallas,  Texas 75201. Mark E. Schwarz
is the sole  general  partner  of  Newcastle  Partners.  As of the date  hereof,
Newcastle  Partners was the beneficial owner of 126,600 shares.  For information regarding  the  purchases  and  sales of  Shares  during  the past two  years by
Newcastle Partners, see Schedule I.

            Newcastle Focus is a Texas limited partnership.  The general partner of  Newcastle  Focus is Newcastle  Capital  Management,  L.P.,  a Texas  limited partnership  ("Partners  LP").  The general  partner of Partners LP is Newcastle
Capital Group,  L.L.C., a Texas limited liability company  ("Partners LLC"). The principal  business address of Newcastle Focus is 200 Crescent Court, Suite 670,
Dallas,  Texas 75201. Mark E. Schwarz is the sole manager and member of Partners
LLC. The principal business of Newcastle Focus is the purchase,  sale, exchange, acquisition  and  holding  of  investment  securities.  As of the  date  hereof,
Newcastle  Focus was the beneficial  owner of 154,000  Shares.  For  information regarding  the  purchases  and  sales of  Shares  during  the past two  years by
Newcastle Focus, see Schedule I.

            CIC is a Texas limited partnership. SLP Consultants, Inc. ("SLP") is the sole  general  partner of CIC.  Paul  DeRobbio is the  President of SLP. The
principal  business  address of CIC is Three Lincoln  Centre,  5430 LBJ Freeway,
Suite 1700, Dallas, Texas 75240. The principal business of CIC is investments in public and private  companies.  As of the date  hereof,  CIC was the  beneficial owner of 97,800  Shares.  For  information  regarding the purchases and sales of
Shares during the past two years by CIC, see Schedule I.

            Harold C.  Simmons is a private  investor  and the  Chairman  of the
Board and Chief  Executive  Officer of  Contran  Corporation,  a  privately-held diversified  holding  company,  and Valhi,  Inc.,  a  publicly-held  diversified holding  company  that is a subsidiary  of Contran  Corporation.  The  principal business address of Mr. Simmons is Three Lincoln Centre, 5430 LBJ Freeway, Suite
1700, Dallas, Texas 75240. As of the date hereof, Mr. Simmons was the beneficial owner of 154,000 Shares.  For  information  regarding the purchases and sales of
Shares during the past two years by Mr. Simmons, see Schedule I.

            John  (Pete)  A.  Bricker,  Jr.  has  served as a  principal  of SCM
Advisors, L.L.C., formerly a Lamar Hunt family-affiliated  registered investment advisor,  since 1992.  Previously,  Mr. Bricker served as a principal of Sandera
Capital, L.L.C., a private investment firm affiliated with Hunt Financial Group,
L.L.C.,  a Dallas-based  investment  firm associated with the Lamar Hunt family, from December  1995 to June 1999.  Mr.  Bricker  served as a director of General
Housewares Corporation, an NYSE listed manufacturer, marketer and distributor of products for the  houseware  and  crafts/hardware  market until its sale to CCPC
Holding  Company in 1999.  From  August  1987 to May 1997,  Mr.  Bricker  was an
Adjunct Lecturer and Lecturer in Finance at Southern Methodist University. As of
the date hereof,  Mr. Bricker does not own any Shares.  The business  address of
Mr. Bricker is SCM Advisors, L.L.C., 5949 Sherry Lane, Suite 1350, Dallas, Texas
75225.  For information  regarding Mr.  Bricker's  purchases and sales of Shares during the past two years, see Schedule I.

                                      -23-

            Paul  DeRobbio  has  served  as  Managing  Director  of  CIC  Equity
Partners,  Ltd., a private  investment  firm, since April 2000. Mr. DeRobbio has also served as a Vice President and Director of Contran Resorts,  Inc., a resort and golf  management  company,  since 1994 and M. R. Real  Estate,  Inc., a real estate  development  company,  since 1998. As of the date hereof,  Mr.  DeRobbio beneficially  owned an  aggregate  of 97,800  Shares,  all of which  were  owned directly  by CIC.  The  business  address  of Mr.  DeRobbio  is c/o  CIC  Equity
Partners,  Ltd.,  Three Lincoln Centre,  5430 LBJ Freeway,  Suite 1700,  Dallas,
Texas 75240.  For information  regarding Mr.  DeRobbio's  purchases and sales of
Shares  during the past two years,  see Schedule I. In 1998,  Paul  DeRobbio was charged  with a  Class A  misdemeanor  assault.  The  complainant  insulted  Mr.
DeRobbio's  wife,  who is a  television  star of a well known  former prime time television  series.  As Mr. DeRobbio  confronted the  complainant,  Mr. DeRobbio grabbed the complainant's  jacket and the complainant fell out of his chair. Mr.
DeRobbio  considered  taking the case to trial because he believed that he would be acquitted.  However, because his wife is a well-known television actress, Mr.
DeRobbio  declined to go to a trial,  fearing  unwanted media  attention for his wife. Mr. DeRobbio  accepted a plea agreement of probation and he entered into a no  contest-plea  to an  unsupervised  probation.  Mr.  DeRobbio  completed  the probation and the case has been  discharged  as of May 2, 2000. In addition,  in
1995 Mr. DeRobbio was subject to a 24 month probation for a Class B misdemeanor,
Driving While Intoxicated.

               CERTAIN TRANSACTIONS BETWEEN THE COMMITTEE AND GEHL

            Except as set forth in this Proxy Statement (including the Schedules hereto),  neither  the  Committee  nor  any of the  other  participants  in this solicitation,  or any of their respective associates: (i) directly or indirectly beneficially  owns  any  Shares  or any  securities  of  Gehl;  (ii) has had any relationship with Gehl in any capacity other than as a shareholder, or is or has been a party to any  transactions,  or series  of  similar  transactions,  or is indebted to Gehl since  November 1, 2000 with respect to any Shares of Gehl;  or
(iii)  knows of any  transactions  since  November 1, 2000,  currently  proposed transactions,  or series of  similar  transactions,  to which Gehl or any of its subsidiaries  was or is to be a party,  in which  the  amount  involved  exceeds
$60,000  and in which any of them or their  respective  affiliates  had, or will have, a direct or indirect  material  interest.  In addition,  other than as set forth herein,  there are no contracts,  arrangements or  understandings  entered into by the Committee or any other  participant in this  solicitation  or any of their respective associates within the past year with any person with respect to any of Gehl's securities, including, but not limited to, joint ventures, loan or option  arrangements,  puts or calls,  guarantees  against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

            Except as set forth in this Proxy Statement (including the Schedules hereto),  neither  the  Committee  nor  any of the  other  participants  in this solicitation,  or any of  their  respective  associates,  has  entered  into any agreement  or  understanding  with any  person  with  respect  to (i) any future employment by Gehl or its  affiliates or (ii) any future  transactions  to which
Gehl or any of its affiliates will or may be a party. However, the Committee has reviewed,  and will  continue  to  review,  on the basis of  publicly  available information,  various possible business strategies that it might consider in the event that the  Nominees are elected to the Board.  In  addition,  if and to the extent that the Committee  acquires  control of Gehl,  the Committee  intends to conduct  a  detailed  review  of Gehl  and its  assets,  financial  projections, corporate structure, dividend policy,  capitalization,  operations,  properties, policies,  management  and personnel  and consider and  determine  what, if any, changes would be desirable in light of the circumstances which then exist.

                                      -24-

                                    IMPORTANT

            Tell your Board what you think!  Your vote is  important.  No matter how many Shares you own,  please give the Committee  your proxy FOR the election of the Nominees by taking three steps:

            1.          SIGNING the enclosed GOLD proxy card,

            2.          DATING the enclosed GOLD proxy card, and

            3.          MAILING  the  enclosed  GOLD  proxy  card  TODAY  in the
                        envelope  provided  (no postage is required if mailed in
                        the United States).

            If any of your  Shares  are  held in the name of a  brokerage  firm, bank, bank nominee or other  institution,  only it can vote such Shares and only upon receipt of your  specific  instructions.  Accordingly,  please  contact the person responsible for your account and instruct that person to execute the GOLD proxy card  representing  your  Shares.  The  Committee  urges you to confirm in writing your instructions to the Committee in care of MacKenzie  Partners,  Inc.
at the  address  provided  below  so that  the  Committee  will be  aware of all instructions  given  and can  attempt  to  ensure  that  such  instructions  are followed.

            If you have any  questions  or require  any  additional  information concerning this Proxy Statement, please contact, MacKenzie Partners, Inc. at the address set forth below.

                         [MACKENZIE PARTNERS, INC. LOGO]
                                156 Fifth Avenue
                            New York, New York 10010
                          (212) 929-5500 (Call Collect)
                       E-mail: proxy@mackenziepartners.com

                                       or

                          CALL TOLL FREE (800) 322-2885

                                      -25-

                     PRELIMINARY COPY SUBJECT TO COMPLETION

                             DATED NOVEMBER 27, 2001

                GEHL COMPANY 2001 ANNUAL MEETING OF SHAREHOLDERS

                      THIS PROXY IS SOLICITED ON BEHALF OF
                      THE GEHL SHAREHOLDER VALUE COMMITTEE

The  undersigned  appoints  Mark E. Schwarz and Paul  DeRobbio and each of them, attorneys  and  agents  with full  power of  substitution  to vote all shares of common stock of Gehl Company ("Gehl") which the undersigned would be entitled to vote if personally  present at the 2001 Annual Meeting of  Shareholders of Gehl, and including at any  adjournments or  postponements  thereof and at any special meeting called in lieu thereof, as follows:

1.          ELECTION OF DIRECTORS:                          FOR         WITHHOLD    FOR ALL
                                                            ALL         ALL         Except nominee(s)
                 Nominees:  Mark E. Schwarz, David                                  written below
                 Langevin and Neil D. Arnold                [    ]      [    ]      [    ]

                        ------------------------------------

2.          In their  discretion  with respect to any other matters they are not aware  of a  reasonable  time  before  this  solicitation  that  may properly come before the Annual Meeting.

            The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with  respect to the Shares of Common Stock of Gehl held by the  undersigned,  and hereby  ratifies and confirms all action the herein named attorneys and proxies,  their  substitutes,  or any of them may lawfully take by virtue hereof. If properly executed, this proxy will be voted as directed above.
If no direction is indicated with respect to the above proposal, this proxy will be voted FOR the election of the  Nominees,  or any  substitutions  or additions thereto.

            This proxy will be valid  until the sooner of one year from the date indicated below and the completion of the Annual Meeting.

DATED:  _________________________________, 2001.

 PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.

 -------------------------------------------------------
 (Signature)

 -------------------------------------------------------
 (Signature, if held jointly)

 -------------------------------------------------------
 (Title)

     WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS,
 ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING.

         IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!